MEMO OF UNDERSTANDING


This memo is made and entered into this 11th day of November, 1998 by and between American Access Technologies, Inc. and Troy Fornshell and his wife Anna Fonshell pertaining to the purchase by American Access of their approximately 6 acres of property, legal description is:

Part of SE 1/4 of Sec. 3, TWP 8S, Reg 23E., Clay County, Florida Warranty Deed recorded in O.R. Book 1085, page 337 et seq.

Upon completion of the Rezoning actions, the Company agrees to buy the above described property Troy and Anna agree to sell, their approximately 6 acre homestead for the amount of 80,000.00 dollars. The price will be paid 40,000.00 dollars at closing, with proceeds to retire the existing mortgage and balance to sellers.

Parties acknowledge that the property has been rezoned to industrial by Board of County Commissioners, Clay County; however, the county master plan must be changed by the State of Florida.

The remaining 40,000.00 dollars is to be paid within 60 days if the rezoning action clears Tallahassee. The sellers will have 30 days to turn over the property.

The closing must be on or before January 15, 1999.




/s/ Troy Fonshell          /s/ Anna Fonshell
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Troy Fornshell             Anna Fornshell


American Access Technologies, Inc.


by: /s/ B. E. Story
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Signature